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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          IMCLONE SYSTEMS INCORPORATED
                            (Name of Subject Company)

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                          IMCLONE SYSTEMS INCORPORATED
                        (Name of Person Filing Statement)

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                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    45245W109
                      (CUSIP Number of Class of Securities)

                              John B. Landes, Esq.
                 Senior Vice President, Legal & General Counsel
                          ImClone Systems Incorporated
                                180 Varick Street
                               New York, NY 10014
                                  212-645-1405
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                 With a Copy to:
                             Phillip R. Mills, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                  212-450-4000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.  Subject Company Information.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Schedule") relates is ImClone Systems Incorporated, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 180 Varick Street, New York, NY, 10014, and the telephone number of the principal executive offices of the Company is 212-645-1405.

     This Schedule relates to the Company's common stock, par value $.001 per share (the "Shares"). As of September 27, 2001, there were 72,344,087 Shares outstanding.

Item 2.  Identity and Background of Filing Person.

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Schedule relates to the tender offer by Bristol-Myers Squibb Biologics Company, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("Parent"), to purchase up to 14,392,003 Shares for $70.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated September 28, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and certain sections of which are incorporated by reference herein as described below. The Offer is described in a Tender Offer Statement on Schedule TO, dated September 28, 2001 (the "Schedule TO"), which was filed with the Securities and Exchange Commission (the "SEC") on September 28, 2001 by Purchaser and Parent.

     The Schedule TO states that the principal executive offices of Purchaser are located at Route 206 and ProvinceLine Road, Princeton, New Jersey 08540, telephone 609-252-4000 and those of Parent are located at 345 Park Avenue, New York, NY 10154, telephone 212-546-4000.

     The Offer is being made pursuant to the Acquisition Agreement, dated as of September 19, 2001 (the "Acquisition Agreement"), among the Company, Parent and Purchaser. A copy of the Acquisition Agreement is filed as Exhibit (d)(1) to this Schedule and is incorporated herein by reference. In connection with the Acquisition Agreement, the Company, Parent and Purchaser entered into a Stockholder Agreement, dated as of September 19, 2001 (the "Stockholder Agreement"), pursuant to which the Company, Parent and Purchaser have agreed to various arrangements regarding the respective rights and obligations of the Company, Parent and Purchaser with respect to, among other things, the ownership of Shares by Parent and Purchaser. A copy of the Stockholder Agreement is filed as Exhibit (d)(2) to this Schedule and is incorporated herein by reference. Concurrently with execution of the Acquisition Agreement and the Stockholder Agreement, the Company, Parent and E.R. Squibb & Sons, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Parent ("E.R. Squibb"), entered into a Development, Promotion, Distribution and Supply Agreement (the "Commercial Agreement"), pursuant to which, among other things, Parent, E.R. Squibb and the Company will (a) co-develop and co-promote the biologic pharmaceutical product IMC-C225 in the United States and Canada, and
(b) co-develop and co-promote the biologic pharmaceutical product IMC-C225 (together with Merck KgaA) in Japan. A copy of the Commercial Agreement is filed as Exhibit (d)(3) to this Schedule and is incorporated herein by reference.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

     Except as described or referred to in this Item 3, to the knowledge of the Company after reasonable inquiry, there exists on the date hereof no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and (1) the Company's executive officers, directors or affiliates, or (2) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.


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Acquisition Agreement

     The following is a summary of the material terms of the Acquisition Agreement. The summary is qualified in its entirety by reference to the Acquisition Agreement, a copy of which has been filed with the SEC as an exhibit to this Schedule. The Acquisition Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 8 of the Offer to Purchase. The Acquisition Agreement should be read in its entirety for a more complete description of the matters summarized below. Defined terms used in the following summary and not defined in this Schedule have the respective meanings assigned to those terms in the Acquisition Agreement.

     The Offer. The Acquisition Agreement provides that Purchaser will commence the Offer as promptly as practicable, but no later than October 3, 2001. Upon the terms and subject to satisfaction or waiver of the conditions to the Offer set forth below, promptly after the expiration of the Offer, Purchaser will accept for payment, and pay for, all Shares (including (i) all Shares issuable in respect of exercisable, in-the-money options to acquire Shares which have been "conditionally exercised" by present and former employees and directors of the Company for purposes of participating in the Offer, and (ii) all Shares issued prior to the expiration of the Offer upon the conversion of any convertible securities or upon the exercise of any options or warrants) validly tendered and not withdrawn pursuant to the Offer, but not in excess of 14,392,003 Shares (the "Maximum Number"). If the number of Shares that are validly tendered and not withdrawn exceeds the Maximum Number, Purchaser will accept for purchase tendered Shares in an amount equal to the Maximum Number, on a pro rata basis from each stockholder who has validly tendered Shares pursuant to the Offer.

     Purchaser may waive any of the conditions to the Offer and modify the terms of the Offer, except that, without the consent of the Company, Purchaser may not
(i) increase or reduce the Maximum Number, (ii) reduce the price per Share to be paid pursuant to the Offer, (iii) add to or modify any conditions to the Offer,
(iv) change the form of consideration payable in the Offer or (v) otherwise amend the Offer in any manner adverse to the holders of Shares.

     The initial expiration date of the Offer shall be October 26, 2001. If any of the conditions to the Offer are not satisfied or waived on the expiration date of the Offer, Purchaser will extend the Offer until such conditions are satisfied or waived. Each extension of the Offer shall be for a period of not more than ten business days. Purchaser may not, without the Company's consent, extend the Offer beyond the Termination Date (as defined below). Purchaser will also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law.

     Conditions to the Offer. Subject to the terms of the Acquisition Agreement, Purchaser is not required to accept for payment any Shares and may terminate the Offer in any of the following cases if in Parent's good faith reasonable judgment it is inadvisable to proceed with the Offer:

     (1) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has not expired or been terminated prior to the expiration date of the Offer, or

     (2) at any time on or after September 19, 2001 and prior to the acceptance for payment of Shares by Purchaser, any of the following conditions exists:

          (a) there shall have been any action taken, or any statute, rule, regulation, injunction, judgment, order or decree enacted, enforced, entered, promulgated, issued or deemed applicable to Parent, Purchaser, the Company or the Offer, by any court, government or governmental authority or agency in the United States or any state thereof, other than the application of the waiting period provisions of the HSR Act to the Offer, that prohibits the consummation of the Offer or imposes material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any


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               Shares validly tendered and not withdrawn in the Offer, including the right to vote such Shares on all matters properly presented to the stockholders of the Company;

          (b) the Company shall have breached or failed to perform in any material respect any of its obligations under the Acquisition Agreement required to be performed on or prior to such time;

          (c) the Company shall have taken any Prohibited Action (as defined below under "Stockholder Agreement") without the consent of Parent after September 19, 2001;

          (d) any of the representations and warranties of the Company contained in the Acquisition Agreement or the Commercial Agreement shall fail to be true and correct as of the date made (or if expressly made as of an earlier date, as of such date), other than for such failures to be true and correct that would not have, individually or in the aggregate, a Material Adverse Effect (as defined below) on the Company (except for certain representations and warranties regarding the Company's capitalization, which must be true and correct in all material respects);

          (e) the Acquisition Agreement shall have been terminated in accordance with its terms; or

          (f) there shall have occurred (i) any general suspension of trading in securities on the Nasdaq National Market quotation system or
               (ii) a declaration of a banking moratorium by federal or New York authorities or (iii) any suspension of payments in respect of banks in the United States that regularly participate in the market in loans to large corporations, in each case which would prevent the acceptance for payment or the payment for Shares accepted for payment in the Offer.

     Additional Share Issuance. If the number of Shares that Purchaser accepts for payment in the Offer is less than the Maximum Number, the Company will issue and sell to Purchaser, and Purchaser will purchase from the Company for cash, a number of Shares equal to the difference between the Maximum Number and the number of Shares accepted for payment by Purchaser in the Offer at a price per Share of $70, net to the Company in cash (the "Additional Share Issuance"). The Company's, Parent's and Purchaser's obligations to effect the Additional Share Issuance are subject to the following conditions:

    o The applicable waiting period under the HSR Act shall have expired or been terminated;

    o There shall not have been any action taken, or any statute, rule, regulation, injunction, judgment, order or decree enacted, entered, enforced, promulgated, issued or deemed applicable to Parent, Purchaser, the Company or the Additional Share Issuance, by any court, government or governmental authority or agency in the United States or any state thereof, other than the application of the waiting period provisions of the HSR Act to the Additional Share Issuance, that prohibits the consummation of the Additional Share Issuance or imposes material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares issued pursuant to the Additional Share Issuance, including the right to vote such Shares on all matters properly presented to the stockholders of the Company;

    o Purchaser shall have accepted for payment all Shares, subject to the Maximum Number, validly tendered and not withdrawn in the Offer; and

    o The Shares to be issued shall have been authorized for quotation on the Nasdaq National Market upon official notice of issuance.

     Board Recommendation. The Board of Directors of the Company (the "Board") has approved of and consented to the Offer and has resolved to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer. Such recommendation may be modified or withdrawn by the Board in the exercise of its fiduciary duties.


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     Representations and Warranties. The Acquisition Agreement contains representations and warranties by the Company with respect to the following:

    o     the corporate existence and powers of the Company;

    o the corporate power and authority of the Company to enter into the Acquisition Agreement and the Stockholder Agreement and to consummate the transactions contemplated by those agreements;

    o     required governmental authorizations;

    o the absence of conflicts, breaches or defaults triggered by the Acquisition Agreement or the Stockholder Agreement;

    o     the capitalization of the Company;

    o     the accuracy of documents filed by the Company with the SEC;

    o     the Company's financial statements;

    o     the absence of undisclosed material liabilities;

    o     compliance with laws;

    o     the absence of material undisclosed litigation of the Company;

    o the absence of certain material changes affecting the Company's business;

    o     intellectual property;

    o actions taken to exempt the transactions contemplated by the Acquisition Agreement from certain antitakeover laws; and

    o the authorization and absence of restrictions on any Shares issuable to Purchaser by the Company under the Acquisition Agreement.

     The Acquisition Agreement contains representations and warranties by Parent with respect to the following:

    o     the corporate existence and powers of Parent and Purchaser;

    o the corporate power and authority of Parent and Purchaser to enter into the Acquisition Agreement and the Stockholder Agreement and to consummate the transactions contemplated by those agreements;

    o     required governmental authorizations;

    o the absence of conflicts, breaches or defaults triggered by the Acquisition Agreement or the Stockholder Agreement;

    o the availability of financing to consummate the transactions contemplated by the Acquisition Agreement;

    o no resale or distribution of Shares issuable to Purchaser by the Company under the Acquisition Agreement; and



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



    o     no prior ownership of Shares by Parent and its affiliates.

     Certain representations and warranties of Parent and the Company are qualified by "Material Adverse Effect," which is defined in the Acquisition Agreement with respect to the Company as a material adverse effect on the condition (financial or otherwise), business, assets (including the Company's manufacturing facilities) or results of operations or prospects (including prospects for the commercialization of IMC-C225) of the Company, except any such effect resulting from or arising in connection with (i) the Acquisition Agreement or the transactions contemplated thereby or the announcement thereof,
(ii) changes, circumstances or conditions (including changes in applicable laws, rules and regulations) affecting the biotechnology industry in general, or (iii) changes in general economic conditions or financial markets. With respect to Parent, "Material Adverse Effect" means a material impairment of the ability of Parent or Purchaser to perform its obligations under or consummate the transactions contemplated by the Acquisition Agreement, the Stockholder Agreement or, in the case of Parent only, the Commercial Agreement, in accordance with the terms thereof.

     Covenants of the Company. The Company may not take any Prohibited Action during the term of the Acquisition Agreement without the consent of Parent.

     In addition, the Acquisition Agreement provides that, during the term of the Acquisition Agreement, the Company will not, nor will it authorize or permit any subsidiary or any officer, director or employee of, or any investment banker, attorney or other advisor or representative of the Company or any subsidiary of the Company to, directly or indirectly, solicit, initiate or encourage the submission of any public offer or proposal by a third party to acquire beneficial ownership of more than 35% of the outstanding Shares.

     Covenants of Parent and the Company. The Acquisition Agreement also contains agreements between the Company and Parent to take certain actions, including: (i) using reasonable best efforts to do all things necessary, proper or advisable to consummate the transactions contemplated by the Acquisition Agreement, (ii) cooperating with one another in the preparation of the documents relating to the Offer and the making of necessary filings, (iii) consulting one another in the making of public announcements and (iv) providing notice to the other party of certain events.

     Termination.  The Acquisition Agreement may be terminated at any time:

    o     by mutual written agreement of the Company and Parent;

    o by either the Company or Parent, if the Offer has not been consummated on or before the Termination Date; provided that the Acquisition Agreement may not be terminated by any party pursuant to this provision if, at the time of termination, either:

          (a) any of the events referred to in clause (2)(a) under "Conditions to the Offer" above exist (other than (i) such events that exist as a result of action by the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice brought under antitrust laws (an "Antitrust Injunction"), or (ii) such events that relate to or arose in the context of a bona fide public offer or proposal by a third party to acquire beneficial ownership of more than 35% of the outstanding Shares (a "Third Party Change of Control Injunction")); or

          (b) any of the events referred to in clause (2)(f) under "Conditions to the Offer" above (the "Market Failure Condition") exist.

          The right to terminate the Acquisition Agreement pursuant to this provision is not available to any party whose failure to perform any of its obligations under the Acquisition Agreement results in the failure of the Offer to be consummated;



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    o     by the Company, if Purchaser shall have failed to commence the Offer in the time required by the Acquisition Agreement;

    o by Parent, if (i) any of the representations or warranties of the Company contained in the Acquisition Agreement or the Commercial Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall fail to be true and correct as of the date made, other than such failures that would not have, individually or in the aggregate, a Material Adverse Effect on the Company (except for certain representations regarding the Company's capitalization, which shall be true and correct in all material respects), (ii) the Company shall have breached or failed to perform in any material respect any of its obligations under the Acquisition Agreement, or (iii) the Company shall have taken a Prohibited Action without the consent of Parent after September 19, 2001, and in the cases of breaches of representations, warranties and covenants, such breaches cannot be cured or have not been cured within 30 days after notice;

    o by the Company, if (i) any of the representations or warranties of Parent contained in the Acquisition Agreement or the Commercial Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall fail to be true and correct as of the date made (or if expressly made as of an earlier date, as of such date), other than for such failures that would not have, individually or in the aggregate, a Material Adverse Effect on Parent, and (ii) either Parent or Purchaser has breached any obligation under the Acquisition Agreement, the Stockholder Agreement or, in the case of Parent only, the Commercial Agreement required to be performed on or prior to such time and, in the cases of breaches of representations, warranties and covenants, such breaches cannot be cured or have not been cured within 30 days after notice; or

    o     by either the Company or Parent, if:

          (a) under the terms of the Acquisition Agreement, the Company, Parent and Purchaser are obligated to effect the Additional Share Issuance, and the Additional Share Issuance is not consummated within 30 days after the date on which Purchaser has accepted for purchase Shares tendered in the Offer;

          (b) under the terms of the Acquisition Agreement, the Company, Parent and Purchaser are obligated to effect the Market Failure Share Issuance (as defined below), and the Market Failure Share Issuance is not consummated within 30 days after the termination of the Offer by either party due to the failure of the Market Failure Condition; or

          (c) under the terms of the Acquisition Agreement, the Company, Parent and Purchaser are obligated to effect the Open Market Top-Up Share Issuance (as defined below), and the Open Market Top-Up Share Issuance is not consummated within 30 days after the final day of the Open Market Purchase Period (as defined below).

     "Termination Date" means the earlier of (A) April 1, 2002; provided that if on or before April 1, 2002, Purchaser has not accepted for payment Shares validly tendered and not withdrawn in the Offer and, at April 1, 2002 (i) the applicable waiting period under the HSR Act shall not have expired or been terminated or there exists an Antitrust Injunction, then such date may be extended by either party from time to time to any date on or prior to September 30, 2002 by notice in writing to the other party, (ii) there exists a Third Party Change of Control Injunction, then such date shall be extended to the earlier to occur of (a) September 30, 2002, and (b) such date prior to September 30, 2002 as the Company shall determine in its sole discretion by notice in writing to Parent at any time prior to September 30, 2002, or (iii) there exists a failure of the Market Failure Condition, then such date may be extended by either party from time to time to any date on or prior to September 30, 2002 by notice in writing to the other party; and (B) the date upon which any of the events referred to in clause (2)(a) under "Conditions to the Offer" above shall have become final and nonappealable.



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     Market Failure Share Issuance. If at the Termination Date (as may be
extended pursuant to the terms of the Acquisition Agreement) Purchaser has not accepted for payment Shares tendered in the Offer and all conditions to the Offer have been satisfied except for the Market Failure Condition, either party may elect to terminate the Offer. Upon any such election, the Company will issue and sell to Purchaser, and Purchaser will purchase from the Company for cash, a number of Shares equal to the Maximum Number, at a price per Share of $70, net to the Company in cash (the "Market Failure Share Issuance").

     The obligations of the Company, Parent and Purchaser to complete the Market Failure Share Issuance will be subject to the following conditions: (i) the expiration or termination of the waiting period under the HSR Act, (ii) no injunction or other governmental action prohibits the consummation of the Market Failure Share Issuance or imposes material limitations on Parent's or Purchaser's ownership or voting rights with respect to the Shares to be issued,
(iii) the Shares to be issued have been authorized for listing on the Nasdaq National Market, and (iv) the Offer has been terminated as described in the preceding paragraph.

     Open Market Purchase. If at the Termination Date (as may be extended pursuant to the terms of the Acquisition Agreement) Purchaser has not accepted for payment Shares tendered in the Offer and there exists on that date a failure of the condition specified in clause (2)(a) under "Conditions to the Offer" above that is not an Antitrust Injunction or a Third Party Change of Control Injunction, either party may elect to terminate the Offer. Upon any such election, Purchaser shall, to the fullest extent permitted by law and not prohibited by the terms of any injunction or other governmental action, during the twelve-month period commencing on the date immediately following the date on which the Offer is terminated (the "Open Market Purchase Period"), from time to time purchase in transactions through the Nasdaq National Market or otherwise, a number of Shares in the aggregate equal to the Maximum Number (the "Open Market Purchase"); provided, that Purchaser's obligation to purchase Shares in the Open Market Purchase shall terminate at the time Purchaser has paid $1,000,000,000 in the aggregate to purchase Shares in the Open Market Purchase.

     If Parent and Purchaser have complied with their obligations with respect to the Open Market Purchase, and immediately following the Open Market Purchase Period, Parent and its affiliates do not own at least 5% of the then-outstanding Shares, subject to the conditions set forth below, Purchaser will purchase from the Company for cash, a number of Shares equal to the difference between the number of Shares representing 5% of the Shares outstanding immediately following the Open Market Purchase Period and the number of Shares owned by Parent and its affiliates immediately following the Open Market Purchase Period, at a price per Share equal to the average closing price of the Shares on the Nasdaq National Market for the 30 Nasdaq trading days ending on and including the last business day of the Open Market Purchase Period, net to the Company in cash (the "Open Market Top-Up Share Issuance").

     Within two business days following the end of the Open Market Purchase Period, Parent will pay to the Company an amount equal to (A) the excess, if any, of (1) $70.00, over (2) the average purchase price paid by Purchaser for all Shares acquired in the Open Market Purchase, multiplied by (B) the number of Shares purchased by Purchaser in the Open Market Purchase.

     The respective obligations of the Company, Parent and Purchaser to complete the Open Market Top-Up Share Issuance will be subject to the following conditions: (i) the expiration or termination of the waiting period under the HSR Act, (ii) no injunction or other governmental action prohibits the consummation of the Open Market Top-Up Share Issuance or imposes material limitations on Parent's or Purchaser's ownership or voting rights with respect to the Shares to be issued, (iii) the Shares to be issued have been authorized for listing on the Nasdaq National Market and (iv) the Offer has been terminated as described above.

     Effect of Termination. If the Acquisition Agreement is terminated then none of the Company, Parent, nor Purchaser will have any liability to the other party, except for damages incurred as a result of breaches of representations, warranties and covenants contained in the Acquisition Agreement.


                                        8

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Stockholder Agreement

     The following is a summary of the material terms of the Stockholder Agreement. The summary is qualified in its entirety by reference to the Stockholder Agreement, a copy of which has been filed with the SEC as an exhibit to this Schedule. The Stockholder Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 8 of the Offer to Purchase. The Stockholder Agreement should be read in its entirety for a more complete description of the matters summarized below. Defined terms used in the following summary and not defined in this Schedule have the respective meanings assigned to those terms in the Stockholder Agreement. References in this description of the Stockholder Agreement to Parent's ownership interest in the Company mean the ownership interest of Parent and all of Parent's affiliates.

     Composition of the Board of Directors. Prior to completion of the acquisition of Shares pursuant to the Acquisition Agreement, the Board will be increased from ten to twelve members. After completion of the acquisition, Parent will have the right to have the Company nominate a number of directors to the Board (each a "Parent Director") based upon Parent's ownership interest in the Company. Any individual designated by Parent to serve as a Parent Director will be a senior officer or director of Parent. Parent will have the right to have the Company nominate:

    o two Parent Directors if Parent's ownership interest is 12.5% or greater;

    o one Parent Director if Parent's ownership interest is 5% or greater but less than 12.5%; and

    o     no Parent Directors if Parent's ownership interest is less than 5%.

     If the size of the Board is increased to a number greater than twelve, the number of Parent Directors will be increased, subject to rounding, such that the number of Parent Directors is proportionate to the lesser of Parent's then-current ownership interest in the Company and 19.9%. Parent will have no right to have the Company nominate any Parent Directors if (i) the Company has terminated the Commercial Agreement due to a material breach by Parent or (ii) Parent's ownership interest in the Company remains below 5% for 45 consecutive days.

     Voting of Shares. During the period in which Parent has the right to have the Company nominate at least one Parent Director, Parent and its affiliates will vote all of their Shares in the same proportion as the votes cast by all of the Company's other stockholders with respect to the election or removal of non-Parent Directors.

     Committees of the Board of Directors. During the period in which Parent has the right to have the Company nominate at least one Parent Director, subject to certain exceptions, one member of each committee of the Board will be a Parent Director.

     Approval Required for Certain Actions. Until September 19, 2006 or, if earlier, the occurrence of any of (i) a reduction in Parent's ownership interest in the Company to below 5% for 45 consecutive days, (ii) a transfer or other disposition of Shares by Parent or any of its affiliates such that Parent and its affiliates own or have control over less than 75% of the maximum number of Shares owned by Parent and its affiliates at any time after September 19, 2001,
(iii) an acquisition by a third party of more than 35% of the outstanding Shares, (iv) a termination of the Commercial Agreement by Parent due to significant regulatory or safety concerns regarding IMC-C225, or (v) a termination of the Commercial Agreement by the Company due to a material breach by Parent, the Company will not do any of the following (each a "Prohibited Action") without the consent of the Parent Directors:

     o issue additional Shares or securities convertible into Shares in excess of 21,473,002 Shares in the aggregate, subject to appropriate adjustment for any stock split, reverse stock split or other similar transactions (certain issuances of Shares or securities convertible into Shares, including Shares issued in connection with acquisitions and Shares issued in respect of convertible securities outstanding as of September 19, 2001, are not counted for purposes of this limitation);


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    o     incur additional indebtedness if the total of (i) the principal amount of indebtedness incurred since September 19, 2001 and then-outstanding, and (ii) the net proceeds from the issuance of any redeemable preferred stock then-outstanding, would exceed the amount of indebtedness for borrowed money of the Company outstanding as of September 19, 2001 by more than $500 million;

    o acquire any business if the aggregate consideration for such acquisition, when taken together with the aggregate consideration for all other acquisitions consummated during the previous twelve months, is in excess of 25% of the aggregate value of the Company at the time the Company enters into the binding agreement relating to such acquisition;

    o dispose of all or any substantial portion of the non-cash assets of the Company;

    o enter into non-competition agreements which would be binding on Parent, its affiliates or any Parent Director;

    o take certain actions that would have a discriminatory effect on Parent or any of its affiliates as a stockholder of the Company; or

    o     issue capital stock with more than one vote per share.

     Limitation on Additional Purchases of Shares and Other Actions. Subject to the exceptions set forth below, until September 19, 2006 or, if earlier, the occurrence of any of (i) an acquisition by a third party of more than 35% of the outstanding Shares, (ii) the first anniversary of a reduction in Parent's ownership interest in the Company to below 5% for 45 consecutive days, or (iii) the Company taking a Prohibited Action without the consent of the Parent Directors, neither Parent nor any of its affiliates will acquire beneficial ownership of any Shares or take any of the following actions:

    o encourage any proposal for a business combination with, or an acquisition of Shares of, the Company;

    o     participate in the solicitation of proxies from holders of Shares;

    o form or participate in any "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to the Shares;

    o     enter into any voting arrangement with respect to the Shares; or

    o     seek any amendment or waiver to these restrictions.

     The following are exceptions to the standstill restrictions described above:

    o     Purchaser may acquire Shares pursuant to the Acquisition Agreement;

    o Purchaser may acquire beneficial ownership of Shares either in the open market or from the Company pursuant to the option described below, so long as, after giving effect to any such acquisition of Shares, Parent's ownership interest would not exceed 19.9%;

    o Parent may make a non-public proposal to the Board to acquire Shares if the Company provides material non-public information to a third party in connection with, or begins active negotiation of, an acquisition by a third party of more than 35% of the outstanding Shares. If a third party has publicly proposed an acquisition of more than 35% of the outstanding Shares and the Company has provided material non-public information to such third party, or has begun active negotiation of such transaction, Parent will have the right to make a public or non-public proposal to the Board to acquire additional Shares, but may only acquire beneficial ownership of any additional Shares in a transaction for the acquisition of (i) 100% of the outstanding Shares, or (ii) the same percentage of the outstanding Shares which the third party has proposed to acquire. If the Company accepts Parent's proposal, Parent may acquire additional Shares in accordance with the terms of such proposal. If the Company rejects Parent's proposal and enters into an agreement with respect to an acquisition by a third party of more than 35% of the outstanding Shares, Parent may make public its proposal to the Board to acquire additional Shares, but may only acquire beneficial ownership of any additional Shares in a transaction for the acquisition of (i) 100% of the outstanding Shares, or (ii) the same percentage of the outstanding Shares which the third party has agreed to acquire. Parent's right to make a proposal as described in this paragraph is subject to the condition that the Parent Directors recuse themselves from all consideration of an acquisition by a third party of more than 35% of the outstanding Shares;

    o Parent may acquire Shares if such acquisition has been approved by a majority of the non-Parent Directors; and

     o Parent may make non-public requests to the Board to amend or waive any of the standstill restrictions described above, but if the Company agrees to such request and Parent subsequently makes a proposal for a business combination with the Company or an acquisition of additional Shares, such proposal by Parent will provide for an acquisition of all outstanding Shares and equity interests of the Company at a premium of at least 25% to the prevailing market price of the Shares.

     Certain of the exceptions to the standstill provisions described above will terminate upon the occurrence of: (i) a reduction in Parent's ownership interest in the Company to below 5% for 45 consecutive days, (ii) a transfer or other disposition of Shares by Parent or any of its affiliates such that Parent and its affiliates own or have control over less than 75% of the maximum number of Shares owned by Parent and its affiliates at any time after September 19, 2001,
(iii) a termination of the Commercial Agreement by Parent due to significant regulatory or safety concerns regarding IMC-C225, or (iv) a termination of the Commercial Agreement by the Company due to a material breach by Parent.

     Option to Purchase Shares in the Event of Dilution. Purchaser will have the right to purchase additional Shares from the Company, pursuant to an option granted to Parent by the Company, in the event that Parent's ownership interest is diluted (other than by any transfer or other disposition by Parent or any of its affiliates). Parent can exercise this right:

    o     once per year;

    o if the Company issues Shares in excess of 10% of the then-outstanding Shares in one day; and

    o     if Parent's ownership interest is reduced to below 5% or 12.5%.

     The per share price for Shares purchased pursuant to the option shall be equal to the average closing price of the Shares on the Nasdaq National Market for the 30 Nasdaq trading days ending on and including the date on which Parent notifies the Company that it has elected to exercise the option.

     Purchaser's right to purchase additional Shares from the Company pursuant to this option will terminate on September 19, 2006 or, if earlier, upon the occurrence of (i) an acquisition by a third party of more than 35% of the outstanding Shares, or (ii) the first anniversary of a reduction in Parent's ownership interest in the Company to below 5% for 45 consecutive days.

     Transfers of Shares. Until September 19, 2004, neither Parent nor any of its affiliates may transfer any Shares or enter into any arrangement that transfers any of the economic consequences associated with the ownership of Shares. After September 19, 2004, neither Parent nor any of its affiliates may transfer any Shares or enter into any arrangement that transfers any of the economic consequences associated with the ownership of Shares, except (i) pursuant to the registration rights described below, (ii) pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") or (iii) for hedging transactions permitted by clause (iii) of the following sentence. Any transfer made pursuant to the preceding sentence is subject to the following limitations: (i) the transferee may not acquire beneficial ownership of more than 5% of the then-outstanding Shares; (ii) no more than 10% of the total outstanding Shares may be sold in any one registered underwritten public offering; and (iii) neither Parent nor any of its affiliates may transfer Shares (except for registered firm commitment underwritten public offerings pursuant to the registration rights described below) or enter into hedging transactions in any twelve-month period that would, individually or in the aggregate, have the effect of reducing the economic exposure of Parent and its affiliates by the equivalent of more than 10% of the maximum number of Shares owned by Parent and its affiliates at any time after September 19, 2001.

     Notwithstanding the foregoing, Purchaser may transfer all but not less than all of the Shares owned by it to Parent, E.R. Squibb or another wholly owned subsidiary of Parent.

     The transfer of Shares by Parent or any of its affiliates (other than pursuant to the preceding paragraph) will not result in the transfer of any rights of Parent or any of its affiliates under the Stockholder Agreement.

     Registration Rights. The Company has granted Parent customary registration rights with respect to Shares owned by Parent or any of its affiliates. After September 19, 2004, Parent may make up to three requests to have the Company register Shares under the Securities Act. The Company will not be obligated to effect more than one request in any twelve-month period. In addition, the Company has granted Parent the right to have Shares owned by Parent or any of its affiliates registered in certain circumstances where the Company files a registration statement with respect to newly-issued Shares or Shares that a third party is seeking to have registered. All registration fees and expenses will be (i) divided equally between the Company and Parent with respect to the first and second registrations requested by Parent, and (ii) borne by Parent with respect to a third registration.

Commercial Agreement

     The following is a summary of the material terms of the Commercial Agreement. The summary is qualified in its entirety by reference to the Commercial Agreement, a copy of which has been filed with the SEC as an exhibit to this Schedule. The Commercial Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 8 of the Offer to Purchase. The Commercial Agreement should be read in its entirety for a more complete description of the matters summarized below. Defined terms used in the following summary and not defined in this Schedule have the respective meanings assigned to those terms in the Commercial Agreement.

     Rights Granted to E.R. Squibb. Pursuant to the Commercial Agreement, the Company has granted to E.R. Squibb (i) the exclusive right to distribute, and the co-exclusive right to develop and promote (together with the Company) any prescription pharmaceutical product using the compound IMC-C225 (the "Product") in the United States and Canada (collectively, "North America"), (ii) the co-exclusive right to develop, distribute and promote (together with the Company and Merck KGaA and its affiliates) the Product in Japan, and (iii) the non-exclusive right to use the Company's registered trademarks for the Product in North America and Japan (collectively, the "Territory") in connection with the foregoing. In addition, the Company has agreed not to grant any right or license to any third party or otherwise permit any third party to develop IMC-C225 for animal health or any other application outside the human health field without the prior consent of E.R. Squibb (which consent may not be unreasonably withheld).

     Rights Granted to the Company. Pursuant to the Commercial Agreement, E.R. Squibb has granted to the Company and its affiliates a license, without the right to grant sublicenses (other than to Merck KGaA and its affiliates for use in Japan and to any third party for use outside the Territory), to use solely for the purpose of developing, using, manufacturing, promoting, distributing and selling IMC-C225 or the Product, any process, know- how or other invention developed solely by E.R. Squibb or Parent which has general utility in connection with other products or compounds in addition to IMC-C225 or the Product ("E.R. Squibb Inventions").

     Up-Front and Milestone Payments. The Commercial Agreement provides for up-front and milestone payments by E.R. Squibb to the Company of $1.0 billion in the aggregate, with $200 million payable upon signing of the Commercial Agreement, $300 million payable upon acceptance by the United States Food and Drug Administration (the "FDA") of the initial regulatory filing for the Product and $500 million payable upon receipt of marketing approval from the FDA. All such payments are non-refundable, except that the two milestone payments of $300 million and $500 million are refundable in the event that the Company terminates the Commercial Agreement pursuant to the Antitrust Termination Right (as defined below).

     Distribution Fees. The Commercial Agreement provides that E.R. Squibb shall pay the Company distribution fees based on a percentage of annual sales of the Product (less customary deductions, such as for returns, customary discounts, chargeback payments and rebates, shipping costs and sales taxes) ("Net Sales") by E.R. Squibb in North America. The base distribution fee rate is 39% of Net Sales in North America. Pursuant to the Commercial Agreement, this rate will increase in the event that Net Sales exceed certain agreed levels.

     In the event that a third party acquires more than a 35% ownership interest in the Company at any time prior to (or announces such acquisition prior to and consummates any time after) the earliest to occur of (i) September 19, 2006,
(ii) the date which is 45 days after any date on which Parent's ownership interest in the Company is less than 5%, or (iii) a transfer or other disposition of Shares by Parent or any of its affiliates such that Parent and its affiliates own or have control over less than 75% of the maximum number of Shares owned by Parent and its affiliates at any time after September 19, 2001, the distribution fee payable by E.R. Squibb for North America shall be adjusted to a flat rate of 39% of all future Net Sales.

     The Commercial Agreement also provides that the distribution fees for the sale of the Product in Japan by E.R. Squibb or the Company shall be equal to 50% of operating profit or loss with respect to such sales for any calendar month. In the event of an operating profit, E.R. Squibb shall pay the Company the amount of such distribution fee, and in the event of an operating loss, the Company shall credit E.R. Squibb the amount of such distribution fee.

     Development of the Product. The Commercial Agreement provides that the Company is primarily responsible for conducting the clinical studies and other regulatory and manufacturing matters necessary to support, prepare and file the initial regulatory filing for the Product until such filing with the FDA is completed. As soon as practicable after filing, the Company will transition such clinical and other studies ongoing with respect to the Product which the parties have agreed will be transferred from the Company's sole control to the control of both parties. The clinical development plans agreed to by the parties pursuant to the Commercial Agreement set forth the activities to be undertaken by the parties for the purpose of obtaining marketing approvals, providing market support and developing new indications and formulations of the Product. After the transition of the clinical and other studies, each party will be primarily responsible for performing the studies designated to it in the clinical development plans. In North America, the Company and E.R. Squibb will each be responsible for 50% of the cost of studies not required by the FDA or other applicable regulatory agency, and E.R. Squibb will be responsible for 100% of the cost of studies required by the FDA or other applicable regulatory agency. E.R. Squibb and the Company will each be responsible for 50% of the cost of all studies in Japan (whether required or not required by the applicable regulatory agency). Except as otherwise agreed upon by the parties, the Company will own all registrations for the Product. However, E.R. Squibb will be primarily responsible for the regulatory activities in the Territory after the Product has been registered in each country in the Territory.

     Distribution and Promotion of the Product. Pursuant to the Commercial Agreement, E.R. Squibb has agreed to use all commercially reasonable efforts to launch, promote and sell the Product in the Territory with the objective of maximizing the sales potential of the Product and promoting the therapeutic profile and benefits of the Product in the most commercially beneficial manner. In connection with its responsibilities for distribution, marketing and sales of the Product in the Territory, E.R. Squibb will perform all relevant functions, including but not limited to the provision of all sales force personnel, marketing (including all advertising and promotional expenditures), warehousing and physical distribution of the Product. However, the Company has the right, at its election and sole expense, to co-promote with E.R. Squibb the Product in the Territory. If the Company exercises this co-promotion option, it is entitled (at its sole expense) to have its sales force and medical liaison personnel participate in the promotion of the Product consistent with the marketing plan agreed by the parties, provided that E.R. Squibb will retain the exclusive rights to sell and distribute the Product. Except to the extent the Company exercises the co-promotion option, E.R. Squibb will be responsible for 100% of the distribution, sales and marketing costs in North America, and E.R. Squibb and the Company will each be responsible for 50% of the distribution, sales, marketing costs and other related costs and expenses in Japan.

     Manufacture and Supply. The Commercial Agreement provides that the Company will be responsible for the manufacture and supply of all requirements of IMC-C225 in bulk form ("API") for clinical and commercial use in the Territory, and that E.R. Squibb will purchase all of its requirements of API for commercial use from the Company. The Company will supply API for clinical use at the Company's fully burdened manufacturing cost, and will supply API for commercial use at the Company's fully burdened manufacturing cost plus a mark-up of 10%. The parties intend to negotiate the Company's use of the process development at one of Parent's facilities for the support of a non-commercial supply of API. Upon the expiration, termination or assignment of any existing agreements between the Company and third party manufacturers, E.R. Squibb will be responsible for processing API into the finished form of the Product.

     Management. The parties have agreed to form the following committees for purposes of managing their relationship and their respective rights and obligations under the Commercial Agreement:

    o a joint executive committee (the "JEC"), which will consist of certain senior officers of each party. The JEC will be co-chaired by a representative of each of the Company and Parent. The JEC will be responsible for, among other things, managing and overseeing the development and commercialization of IMC-C225 and the Product pursuant to the terms of the Commercial Agreement, approving the annual budgets and multi-year expense forecasts, and resolving disputes, disagreements and deadlocks arising in the other committees;

    o a product development committee (the "PDC"), which will consist of members of senior management of each party with expertise in pharmaceutical drug development and/or marketing. The PDC will be chaired by a representative of the Company. The PDC will be responsible for, among other things, managing and overseeing the development and implementation of the clinical development plans, comparing actual versus budgeted clinical development and regulatory expenses, and reviewing the progress of the registrational studies;

    o a joint commercialization committee (the "JCC"), which will consist of members of senior management of each party with clinical experience and expertise in marketing and sales. The JCC will be chaired by a representative of Parent. The JCC will be responsible for, among other things, overseeing the preparation and implementation of the marketing plans, coordinating the sales efforts of E.R. Squibb and the Company, and reviewing and approving the marketing and promotional plans for the Product in the Territory; and

    o a joint manufacturing committee (the "JMC"), which will consist of members of senior management of each party with expertise in manufacturing. The JMC will be chaired by a representative of the Company (except where a determination is made that a long term inability to supply API exists, in which case the JMC will be co-chaired by representatives of E.R. Squibb and the Company). The JMC will be responsible for, among other things, overseeing and coordinating the manufacturing and supply of API and the Product, and formulating and directing the manufacturing strategy for the Product.

     Any matter which is the subject of a deadlock (i.e., no consensus decision) in the PDC, the JCC or the JMC will be referred to the JEC for resolution. Subject to certain exceptions, deadlocks in the JEC will be resolved as follows:
(i) if the matter was also the subject of a deadlock in the PDC, by the co-chairperson of the JEC designated by the Company, (ii) if the matter was also the subject of a deadlock in the JCC, by the co-chairperson of the JEC designated by Parent, or (iii) if the matter was also the subject of a deadlock in the JMC, by the co-chairperson of the JEC designated by the Company. All other deadlocks in the JEC will be resolved by arbitration.

     Right of First Offer. If at any time prior to the earlier to occur of September 19, 2006 and the first anniversary of the date which is 45 days after any date on which Parent's ownership interest in the Company is less than 5%, the Company decides to enter into a partnering arrangement with a third party with respect to the Company's 2C6 anti- VEGF receptor monoclonal antibody (or any humanized or chimeric version thereof or any substitute therefor) ("2C6"), the Company must notify E.R. Squibb. If E.R. Squibb notifies the Company that it is interested in such an arrangement, the Company will provide its proposed terms to E.R. Squibb and the parties will negotiate in good faith for 90 days to attempt to agree on the terms and conditions of such an arrangement. If the parties do not reach agreement during this period, E.R. Squibb must propose the terms of an arrangement which it is willing to enter into, and if the Company rejects such terms it may enter into an agreement with a third party with respect to such a partnering arrangement (provided that the terms of any such agreement may not be more favorable to the third party than the terms proposed by E.R. Squibb).

     Right of First Negotiation. If, at any time during the Restricted Period (as defined below), the Company is interested in establishing a partnering relationship with a third party involving certain compounds or products not related to IMC-C225, the Product or 2C6, the Company must notify E.R. Squibb and E.R. Squibb will have 90 days to enter into a non-binding heads of agreement with the Company with respect to such a partnering relationship. In the event that E.R. Squibb and the Company do not enter into a non-binding heads of agreement, the Company is free to negotiate with third parties without further obligation to E.R. Squibb. The "Restricted Period" means the period from September 19, 2001 until the earliest to occur of (i) September 19, 2006, (ii) a reduction in Parent's ownership interest in the Company to below 5% for 45 consecutive days, (iii) a transfer or other disposition of Shares by Parent or any of its affiliates such that Parent and its affiliates own or have control over less than 75% of the maximum number of Shares owned by Parent and its affiliates at any time after September 19, 2001, (iv) an acquisition by a third party of more than 35% of the outstanding Shares, (v) a termination of the Commercial Agreement by Parent due to significant regulatory or safety concerns regarding IMC-C225, or (vi) a termination of the Commercial Agreement by the Company due to a material breach by Parent.

     Restriction on Competing Products. During the period from the date of the Commercial Agreement until September 19, 2008, the parties have agreed not to, directly or indirectly, develop or commercialize a competing product (defined as a product which has as its only mechanism of action an antagonism of the EGF receptor) in any country in the Territory. In the event that any party proposes to commercialize a competing product or purchases or otherwise takes control of a third party which has developed or commercialized a competing product, then such party must either divest the competing product within 12 months or offer the other party the right to participate in the commercialization and development of the competing product on a 50/50 basis (provided that if the parties cannot reach agreement with respect to such an arrangement, the competing product must be divested within 12 months).

     Ownership. The Commercial Agreement provides that the Company will own all data and information concerning IMC-C225 and the Product and (except for the E.R. Squibb Inventions) all processes, know-how and other inventions relating to the Product and developed by either party or jointly by the parties. E.R. Squibb will, however, have the right to use all such data and information, and all such processes, know-how or other inventions, in order to fulfill its obligations under the Commercial Agreement.

     Product Recalls. If E.R. Squibb is required by any regulatory authority to recall the Product in any country in the Territory (or if the JCC determines such a recall to be appropriate), then the Company and E.R. Squibb shall bear the costs and expenses associated with such a recall (i) in North America, in the proportion of 39% for the Company and 61% for E.R. Squibb and (ii) in Japan, in the proportion for which each party is entitled to receive operating profit or loss (unless the predominant cause for such a recall is the fault of either party, in which case all such costs and expenses shall be borne by such party).

     Mandatory Transfer. Each of Parent and E.R. Squibb has agreed under the Commercial Agreement that in the event it sells or otherwise transfers all or substantially all of its pharmaceutical business or pharmaceutical oncology business, it must also transfer to the transferee its rights and obligations under the Commercial Agreement.

     Indemnification. Pursuant to the Commercial Agreement, each party has agreed to indemnify the other for (i) its negligence, recklessness or wrongful intentional acts or omissions, (ii) its failure to perform certain of its obligations under the Commercial Agreement, and (iii) any breach of its representations and warranties under the Commercial Agreement.

     Termination. Unless earlier terminated pursuant to the termination rights discussed below, the Commercial Agreement expires with regard to the Product in each country in the Territory on the later of September 19, 2018 and the date on which the sale of the Product ceases to be covered by a validly issued or pending patent in such country. The Commercial Agreement may be also be terminated prior to such expiration as follows:

    o by either party, in the event that the other party materially breaches any of its material obligations under the Commercial Agreement and has not cured such breach within 60 days;

    o by E.R. Squibb, if the JEC determines that there exists a significant concern regarding a regulatory or patient safety issue that would seriously impact the long-term viability of the Product;

    o by the Company, if (i) the Offer is not consummated on or before the Termination Date and either (A) the waiting period under the HSR Act has not expired or been terminated at such time or (B) there exists at such time any injunction, judgment, order or decree as a result of any action by the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice prohibiting the consummation of the Offer or imposing material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares validly tendered and not withdrawn in the Offer (the "Antitrust Termination Right"), or (ii) all of the conditions to the Offer are satisfied but Purchaser fails to purchase the Shares tendered in the Offer; or

    o by either party, in the event that the JEC does not approve additional clinical studies that are required by the FDA in connection with the submission of the initial regulatory filing with the FDA within 90 days of receiving the formal recommendation of the PDC concerning such additional clinical studies.

Letter Agreements

     In connection with the Acquisition Agreement, each of Samuel D. Waksal, Ph.D., President and Chief Executive Officer of the Company, and Harlan W. Waksal, M.D., Executive Vice President and Chief Operating Officer of the Company, entered into letter agreements with Parent (the "Tender Letter Agreements"). Under the Tender Letter Agreements, each of Samuel D. Waksal, Ph.D. and Harlan W. Waksal, M.D. agreed:

    o to tender in the Offer and not withdraw a substantial portion of the Shares beneficially owned by him, except where such tender would create liability under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or where the Board changes its recommendation with respect to the Offer;

    o in the event that the Board changes its recommendation with respect to the Offer or a third party makes a bona fide public offer or proposal to acquire beneficial ownership of more than 35% of the outstanding Shares, to tender in the Offer and not withdraw at least 100,000 of the Shares beneficially owned by him; and

    o not to sell or otherwise transfer or dispose of Shares beneficially owned by him, except in the Offer or with the prior written consent of Parent if such sale, transfer or other disposition would prevent him from performing his obligations thereunder.

     The Tender Letter Agreements terminate upon the earliest to occur of (i) acceptance for payment of Shares in the Offer, (ii) termination of the Acquisition Agreement pursuant to its terms, and (iii) termination of the Offer.

     The above summary is qualified in its entirety by reference to the Tender Letter Agreements, copies of which have been filed with the SEC as exhibits to this Schedule. The Tender Letter Agreements may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 8 of the Offer to Purchase. The Tender Letter Agreements should be read in their entirety for a more complete description of the matters summarized above.

Confidentiality Agreement

     On May 19, 2001, the Company and Parent entered into a confidentiality agreement (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, the Company and Parent agreed to furnish to the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible transaction between Parent and the Company. The Confidentiality Agreement also contains customary standstill provisions.

     The above summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which have been filed with the SEC as an exhibit to this Schedule. The Confidentiality Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in
Section 8 of the Offer to Purchase. The Confidentiality Agreement should be read in its entirety for a more complete description of the matters summarized above.

Employment Agreements

     On September 19, 2001, the Company entered into employment agreements (each an "Employment Agreement", and collectively, the "Employment Agreements") with each of Samuel D. Waksal, Ph.D., Harlan W. Waksal, M.D., Daniel S. Lynch, S. Joseph Tarnowski, Ph.D. and John B. Landes (each, an "Executive").

     Term. Each Employment Agreement has a three-year term, effective as of September 19, 2001. The term of employment for each of Samuel D. Waksal, Ph.D. and Harlan W. Waksal, M.D. will be automatically extended for one additional day each day during the term of employment unless either the Company or the Executive otherwise gives notice.

      Base Salary and Annual Bonus Opportunity. Pursuant to their respective Employment Agreements, Samuel D. Waksal, Ph.D. will receive a base salary of no less than $500,000 and an annual bonus equal to an amount not less than the difference between $1,000,000 and the amount of his base salary; Harlan W. Waksal, M.D. will receive a base salary of no less than $455,000 and an annual bonus equal to an amount not less than the difference between $1,000,000 and the amount of his base salary; Daniel S. Lynch will receive a base salary of no less than $360,000 and an annual bonus of not less than $360,000; S. Joseph Tarnowski, Ph.D. will receive a base salary of no less than $225,000 and an annual bonus of not less than $100,000; and John B. Landes will receive a base salary of no less than $225,000 and an annual bonus of not less than $100,000.

     Benefits. Each Executive will be provided with customary benefits and perquisites. Each of Samuel D. Waksal, Ph.D., Harlan W. Waksal, M.D., and S. Joseph Tarnowski will be provided with life insurance policies purchased by the Company.

     Stock Options. The Employment Agreements provide Samuel D. Waksal, Ph.D., Harlan W. Waksal, M.D. and Daniel S. Lynch with a one-time grant of options to purchase 1,250,000, 1,000,000 and 200,000 Shares, respectively. The options granted to Daniel S. Lynch shall vest as to one-third of the Shares underlying the option grant on each anniversary of the date of grant. The options granted to Samuel D. Waksal, Ph.D. and Harlan W. Waksal, M.D. shall vest in full on the third anniversary of the date of grant, provided that the vesting of the options shall be accelerated if the price of the Shares reaches certain targets for a specified period of time prior to the third anniversary of the Employment Agreements. Upon a change in control of the Company, the options granted to each of Samuel D. Waksal, Ph.D., Harlan W. Waksal, M.D. and Daniel S. Lynch shall become fully vested.

     Termination of Employment. If the Company terminates the employment of any Executive without "cause" or if any Executive terminates employment for "good reason", the Executive will be entitled to certain payments and benefits, including immediate vesting of all stock options and other equity awards and a lump sum payment equal to three times the sum of base salary and bonus.

     In addition, if any payments received by an Executive would be subject to an excise tax imposed by Section 4999 of the Internal Revenue Code, the Executive will receive a gross-up payment to fully offset the effect of any such excise tax. If as a result of reducing the amount of payments owed to the Executive by an amount that is less than 10% of the portion of the payments that would be treated as "parachute payments", such payments would not be subject to an excise tax, then the payments shall be so reduced.

     Non-Competition and Non-Solicitation. For the period beginning with the termination of an Executive's employment by the Company without "cause" or by the Executive for "good reason" and ending one year later, the Executive will not (i) be employed by or perform activities on behalf of or have an ownership interest of more than 1% in any entity that is directly or indirectly engaged in any biopharmaceutical business in the which the Company and its subsidiaries have significant involvement, or (ii) directly or indirectly induce any employee of the Company to terminate his or her employment or become employed by another biopharmaceutical company.

     The above summary is qualified in its entirety by reference to the Employment Agreements, copies of which have been filed with the SEC as exhibits to this Schedule. The Employment Agreements may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 8 of the Offer to Purchase. The Employment Agreements should be read in their entirety for a more complete description of the matters summarized above.

Other Matters

     Certain directors and executive officers of the Company beneficially own securities of Parent. To the knowledge of the Company after reasonable inquiry, Mr. William R. Miller, a director of the Company, beneficially owns 292,982 shares of Parent common stock, Mr. David M. Kies, a director of the Company, beneficially owns 1,600 shares of Parent common stock, and Mr. Daniel S. Lynch, Chief Financial Officer and Senior Vice President - Finance of the Company, beneficially owns 13,915 shares of Parent common stock.

     Mr. Miller served as Vice Chairman of the Board of Directors of Parent from 1985 until 1991. Mr. Miller retired from Parent in 1991 with fully-vested pension and other retirement benefits from Parent and has not been employed by Parent since that time. Mr. Miller abstained from voting on the approval by the Board of the Acquisition Agreement, the Stockholder Agreement and the Commercial Agreement.

     Each of Dr. Arnold J. Levine and Dr. John Mendelsohn, directors of the Company, are affiliated with academic institutions that have from time to time received research funding from Parent.

Item 4.  The Solicitation or Recommendation.

     Recommendation of the Board of Directors. The Board at a meeting duly called and held on September 19, 2001, by a unanimous vote of those directors present and voting, (i) approved each of the Acquisition Agreement, the Stockholder Agreement and the Commercial Agreement and the transactions contemplated thereby, (ii) approved of and consented to the Offer, and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     As described in the Offer to Purchase, Purchaser will accept for payment and pay for Shares tendered in the Offer upon the conditional exercise of exercisable options to purchase Shares having exercise prices below $70.00 per Share held by present or former employees and directors of the Company ("Option Shares"), subject to the terms and conditions of the Offer (including proration with respect to such Shares in the event that more than 14,392,003 Shares are validly tendered and not withdrawn at the expiration of the Offer). As of September 27, 2001, there were outstanding approximately 3.2 million exercisable options to purchase Shares having exercise prices of less than $70.00 per Share held by present or former employees and directors of the Company. Neither the Company nor the

Board makes any recommendation as to whether holders of such options should exercise or refrain from exercising (conditionally or otherwise) such options in order to tender Shares (including Option Shares) in the Offer, since that decision requires an analysis of each individual option holder's specific circumstances. Each holder of such options is urged to consult his or her own tax, financial and legal advisors regarding the U.S. federal, state, local and foreign tax consequences of conditionally exercising his or her options in light of his or her own particular circumstances. Each holder of such options is urged to consider (in conjunction with his or her tax, financial and legal advisors) the financial implications of exercising options significantly in advance of the expiration of the option term.

     Background of the Tender Offer. In the summer of 2000, the Company contacted a select group of large pharmaceutical companies, including Parent, to explore a possible strategic transaction involving the Company. Representatives of certain companies contacted by the Company, including Parent, conducted due diligence on the Company and met with representatives of the Company. The Company subsequently determined not to further pursue a strategic transaction involving the Company at that time.

     In mid-April 2001, Mr. Brian Markison, Senior Vice President of Parent, contacted Dr. Samuel Waksal, President and Chief Executive Officer of the Company, through Lehman Brothers Inc., Parent's financial advisors, to determine whether the Company would be interested in pursuing a strategic transaction with Parent, potentially involving a significant equity investment in the Company by Parent. Through Morgan Stanley & Co. Incorporated ("Morgan Stanley"), the Company's financial advisor, Dr. Samuel Waksal conveyed concern to Mr. Markison that Parent had conducted due diligence in the summer of 2000 and not pursued a transaction but agreed to meet with Mr. Markison to discuss Parent's interest in the Company.

     On May 3, 2001, Dr. Samuel Waksal met with Mr. Peter Ringrose, Chief Scientific Officer of Parent, and Mr. Markison to discuss Parent's interest in the Company. Mr. Markison assured Dr. Samuel Waksal that Parent was interested in pursuing a strategic transaction to completion. Dr. Samuel Waksal provided guidance regarding potential structures for a strategic transaction that would be acceptable to the Company, including his preference that the Company remain a publicly traded entity. Over the course of the discussions, Mr. Markison and Dr. Samuel Waksal agreed to explore a possible transaction whereby Parent would acquire a majority interest (between 51% and 80%) in the Company for Parent common stock valued at $65.00 per Share in a transaction which would be tax-free to the Company's stockholders, together with a separate agreement providing for a commercial collaboration with respect to IMC-C225.

     During the balance of the month of May, meetings and telephonic discussions took place between Mr. Daniel Lynch, Chief Financial Officer of the Company, and other representatives of the Company, and Mr. Markison and other representatives of Parent, during which time the parties outlined elements of each company's responsibilities in a potential commercial collaboration. On May 19, 2001, Parent and the Company entered into the Confidentiality Agreement, and thereafter employees of Parent conducted preliminary due diligence on the Company.

     On May 24, 2001, at a regularly scheduled meeting of the Company's Board of Directors, Dr. Samuel Waksal reviewed with the Board the discussions with Parent regarding a potential strategic transaction.

     On May 29, 2001, Mr. Richard J. Lane, President of Parent's pharmaceutical business, and Dr. Samuel Waksal met in New York and further discussed the potential strategic transaction between the companies.

     On June 1, 2001, a telephonic meeting of the Company's Board of Directors was held at which Dr. Samuel Waksal and Mr. Lynch, in conjunction with representatives of Morgan Stanley and Davis Polk & Wardwell, the Company's legal advisor, reviewed with the Board a proposal that the Company was developing for an acquisition of a majority interest in the Company by Parent.

     On June 1, 2001, after the meeting of the Company's Board of Directors, Mr. Lane and Dr. Samuel Waksal met again to discuss the terms of a possible transaction, including an outline of a transaction structure and governance proposal prepared by Davis Polk & Wardwell regarding the acquisition by Parent of a majority stake in the Company.

     On June 5, 2001, Cravath, Swaine & Moore, Parent's legal advisors, delivered a due diligence request list to the Company on behalf of Parent. On June 7, 2001, representatives of the Company and Parent met to discuss Parent's proposed due diligence review of the Company. Shortly thereafter, employees of Parent and representatives of Parent's legal and financial advisors commenced their due diligence review on the Company in the areas of clinical development, legal matters, information technology, marketing and sales, tax, finance, manufacturing, intellectual property and regulatory affairs.

     On June 7, 2001, Mr. Markison advised Mr. Lynch that Parent's management wished to pursue other strategic alternatives to acquiring a majority interest in the Company, including the acquisition of a minority interest in the Company.

     On June 11, 2001 and June 18, 2001, at telephonic meetings of the Company's Board of Directors, Dr. Samuel Waksal briefed the Board on the current status of discussions with Parent.

     In late June, Dr. Samuel Waksal was contacted by Mr. Peter Dolan, Chief Executive Officer of Parent, and Mr. Lane, who confirmed to Dr. Samuel Waksal that Parent was not interested in a transaction where Parent acquired a majority interest in the Company and the Company remained a publicly-traded entity. Mr. Dolan and Mr. Lane reaffirmed Parent's interest in the Company and Parent's intent to consider other strategic structures that met the economic and business objectives of both companies. Dr. Samuel Waksal stated that he was willing to consider alternative proposals, but emphasized that he was not interested in a commercial transaction that did not also include a significant equity investment in the Company by Parent. Dr. Samuel Waksal also advised Parent that he felt the Company's existing stockholders would benefit most if Parent acquired an equity interest through a tender offer to the Company's existing stockholders.

     On June 26, 2001, representatives of the Company and Parent met, together with each party's legal and financial advisors, at the offices of the Company. At this meeting, Parent distributed to the Company and its advisors an outline of a proposed commercial transaction for the co-development, co-promotion and distribution of IMC-C225 and an equity structure which proposed an acquisition of a 19.9% interest in the Company and included standstill, governance and other terms. Dr. Samuel Waksal and others asked questions regarding some of the proposed terms, and the parties agreed to meet again later that week. On June 28, 2001, the Company, Parent, and their respective financial and legal advisors met to further discuss terms of the equity and commercial transactions. At this meeting, the Company distributed to Parent and its advisors a revised outline of a proposed equity and commercial transaction structure.

     During the end of June and the first two weeks of July, the Company, Parent and their respective legal and financial advisors met several times to discuss terms and conditions of a 19.9% equity investment acquired through a tender offer to the Company's stockholders and a commercial transaction relating to IMC-C225. Outlines of proposed terms and conditions were exchanged several times during this period. Also during this time, representatives of Parent and the Company and their respective financial advisors discussed the price at which Parent would offer to purchase the Shares.

     On July 11, 2001, at a telephonic meeting of the Company's Board of Directors, Dr. Samuel Waksal reported on the current status of discussions with Parent. On July 18, 2001, a telephonic meeting of the Company's Board of Directors was held at which Dr. Samuel Waksal and representatives of Morgan Stanley and Davis Polk & Wardwell further advised the Board on the current status of discussions with Parent.

     On July 19 and July 20, telephonic discussions were held between the Company and Parent to discuss outstanding issues relating to the effectiveness of the commercial arrangements, the terms and conditions of Parent's tender offer for the Shares, the terms of the standstill provisions to be included in the Stockholder Agreement, Parent's ability to acquire additional shares of the Company and certain other terms of the governance and commercial agreements. On July 20, the Company and Parent agreed, on a preliminary basis, to a tender offer price of $70.00 per Share. On July 23, 2001, the Company and Parent and their respective advisors met at the offices of the Company's legal advisors and discussed outstanding issues relating to the terms of the transactions. Also during this time, a meeting was held at the offices of Kenyon & Kenyon, the Company's outside intellectual property counsel, at which the parties reviewed open issues relating to the Company's patents and other intellectual property. On July 25, 2001, the parties agreed to non-binding indicative term sheets relating to Parent's equity investment in the Company and the commercial transaction relating to IMC-C225.

     On July 30, 2001, the Company and Parent exchanged initial drafts of the Acquisition Agreement, the Stockholder Agreement and the Commercial Agreement. During the month of August, representatives of the Company and Parent met several times, together with their respective legal and financial advisors, to negotiate the terms of these definitive agreements.

     On August 6, 2001, a meeting of the Company's Board of Directors was held, at which representatives of the Company's financial and legal advisors were present, to fully review the proposed transaction with Parent. The Company's financial and legal advisors made oral presentations regarding the transactions contemplated by the draft Acquisition Agreement, Stockholder Agreement and Commercial Agreement to the Company's Board of Directors.

     On August 7, 2001, following negotiations that day between representatives of the Company and Parent, Mr. Lane, Mr. Markison, Dr. Samuel Waksal, Mr. Lynch and Dr. Harlan Waksal, Chief Operating Officer of the Company, met in New York to discuss the progress of the negotiations. On August 15, 2001, Mr. Dolan, Mr. Lane, Dr. Samuel Waksal, Dr. Harlan Waksal, Mr. Lynch and Dr. Andrew G. Bodnar, Vice President of Medical and External Affairs of Parent, met in New York to again discuss the progress of negotiations, as well as the commercial collaboration relating to IMC-C225.

     During the first two weeks of September, the parties and their respective legal advisors continued to negotiate terms of the Acquisition Agreement, the Stockholder Agreement and the Commercial Agreement. On September 11, 2001, the Boards of Directors of Parent and the Company each were scheduled to meet to consider the transaction. These meetings were cancelled due to the terrorist attacks in New York. During the week of September 10 through September 16, the parties' respective legal advisors had several telephonic discussions to finalize the terms of the agreements. On September 17, 2001, a rescheduled telephonic meeting of the Board of Directors of Parent was held, at which Parent's Board of Directors unanimously approved the Acquisition Agreement, the Stockholder Agreement and the Commercial Agreement.

     A rescheduled telephonic meeting of the Company's Board of Directors was held on September 19, 2001, at which representatives of the Company's financial and legal advisors were present. At this meeting, the Company's Board of Directors, by a unanimous vote of those directors present and voting, (i) approved each of the Acquisition Agreement, the Stockholder Agreement and the Commercial Agreement and the transactions contemplated thereby, (ii) approved of and consented to the Offer, and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     On September 19, 2001, the Company and Parent issued separate press releases announcing the execution of the Acquisition Agreement, the Stockholder Agreement and the Commercial Agreement.

     During the Offer, the Company expects to have ongoing contacts with Parent and its advisors.

     Reasons for the Recommendation. In making the determination and recommendation described above with regard to the Offer, the Board considered a number of factors including, without limitation, the following:

     (1) the Board's familiarity with, and information provided by the Company's management as to, the (i) business, (ii) financial condition, (iii) results of operations, (iv) current business strategy and (v) future prospects of the Company including, without limitation, the results to date from the clinical testing of IMC-C225; the anticipated timing for and risks in obtaining regulatory approval to market

               IMC-C225 in the U.S., Canada and Japan; the competitive position of IMC-C225 if regulatory approval is obtained; the Company's funding requirements for IMC-C225 and its other products; the prospects for the other products the Company has in development; and the resources required to develop a sales and marketing infrastructure for the Company's products;

     (2) the benefits expected to be derived from the transactions contemplated by the Commercial Agreement including, without limitation:

               (a) the Board's belief that, to the extent marketing approval is obtained for IMC-C225, marketing in the U.S., Canada and Japan through the organization of Parent, which has the world's leading oncology sales force, will provide a stronger platform for launching IMC-C225 in a highly competitive market and give rise to increased total end-user sales of IMC-C225;

               (b) under the terms of the Commercial Agreement, E.R. Squibb will assume a substantial portion of the economic risk associated with the development and marketing of IMC-C225 in the U.S., Canada and Japan;

               (c) the significant capital infusion from E.R. Squibb resulting from the $200 million paid upon signing of the Commercial Agreement and an additional $800 million to be paid upon the achievement of certain milestones relating to regulatory approval for IMC-C225 in the U.S., all of which is non-refundable (except upon the termination of the Commercial Agreement in certain circumstances), (i) eliminates the need for the Company to raise a substantial amount of new capital to complete the manufacturing and commercial build-out for the commercialization of IMC-C225 on a stand-alone basis, (ii) mitigates the risk to the Company in the commercialization of IMC-C225 and (iii) mitigates the risk of not obtaining adequate capital for pursuit of the Company's other strategic objectives; and

               (d) enhancing and accelerating the Company's expectation of receiving revenues from the commercialization of IMC-C225 in Japan to the extent product marketing approval for IMC- C225 is obtained in Japan;

     (3) the anticipated impact on the Company's results of operations, to the extent that regulatory approval is obtained for the marketing of IMC-C225 in the U.S., Canada and Japan, including the fact that the distribution fees payable by E.R. Squibb are expected to allow the Company to achieve similar total Company revenues to those that are expected by the Company without the Commercial Agreement. In addition, the Commercial Agreement is expected to reduce the Company's operating expenses for the commercialization of IMC-C225, thereby accelerating the Company's expected profitability and improving the Company's profit margins if IMC-C225 is approved for marketing in the U.S.;

     (4) the Board's belief, based upon, among other things, discussions with other industry participants about a range of alternatives for maximizing value for the Company's stockholders from IMC-C225 and the Company's other products, that the Offer and the transactions contemplated by the Commercial Agreement and the Stockholder Agreement present the greatest value for stockholders at this time;

     (5) the implications of the Commercial Agreement, the Offer, the Acquisition Agreement and the Stockholder Agreement on the prospects for a change of control of the Company over the foreseeable future including, without limitation, the anticipated financial impact of such a change in control during the next five years as a result of which the distribution fees payable to the Company under the Commercial Agreement for sales in the U.S. and Canada would be reduced to a flat 39% on all future revenues;

     (6) the Board's belief that having Parent acquire a strategic minority investment in the Company pursuant to the Offer and the Acquisition Agreement will align Parent's interests with those of the

               Company and its stockholders, while at the same time the interests of the Company's public stockholders are protected through the Stockholder Agreement, which includes provisions (i) implementing certain restrictions on Purchaser's and Parent's purchase and sale of Shares and (ii) delineating the composition of the Board;

     (7) the fact that the Offer is a partial tender offer which allows the Company's stockholders to monetize a portion of their stockholding at a substantial premium to the trading price of the stock prior to the transaction with Parent and Purchaser while maintaining a substantial equity position in the Company and which lets each stockholder decide whether, and to what extent, to tender Shares in the Offer, subject to the proration requirements if more than the maximum number of Shares to be purchased in the Offer are validly tendered and not withdrawn;

     (8) the fact that the Offer and the balance of the transaction with Parent and Purchaser will allow the Company to continue to be run independently as a publicly traded company;

     (9) although the Commercial Agreement becomes effective immediately upon signing of the Acquisition Agreement and is not subject to the outcome of the Offer, the number and nature of the conditions to Purchaser's obligation to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer are limited and do not depend on any minimum number of Shares being tendered and Purchaser is required to accept Shares on a pro rata basis if more than the maximum number of Shares are tendered;

     (10) the presentations to the Board by Morgan Stanley and the oral opinion (which was subsequently confirmed in writing) of Morgan Stanley to the effect that, based on and subject to the conditions in its opinion, as of September 19, 2001, the $70.00 consideration per Share to be received in the Offer by the holders of Shares was fair, from a financial point of view, to such holders. The full text of Morgan Stanley's opinion is attached as Annex A to this Schedule 14D-9 and contains the assumptions made and qualifications upon that opinion. Stockholders are urged to read the opinion in its entirety;

     (11)      that the price being paid by Purchaser for the Shares represents
               (i) a 40% premium over the closing price for the Shares of $50.01 on the Nasdaq National Market on September 18, 2001 (the last trading day immediately prior to announcement of the transaction), (ii) a 49.1% premium over the average closing price from May 3, 2001 to September 18, 2001, (iii) a 1.3% premium over the 52- week high immediately preceding announcement of the transaction, (iv) a 39.3% premium over the 1- month average closing price immediately preceding announcement of the transaction, (v) a 48% premium over the 2-month average closing price immediately preceding announcement of the transaction, (vi) a 48.5% premium over the 3-month average closing price immediately preceding announcement of the transaction, (vii) a 59.9% premium over the 6-month average closing price immediately preceding announcement of the transaction and (viii) a 58.3% premium over the 12- month average closing price immediately preceding announcement of the transaction; and

     (12) while the terms of the Commercial Agreement are, in the view of the Board, attractive to the Company, there continue to be a number of risks which could adversely affect the achievement of the Company's business plan, including (a) those risks that relate to IMC-C225, including (i) the contingencies to the payment of $800 million of milestones under the Commercial Agreement; (ii) the fact that regulatory approval for the marketing of IMC-C225 has not yet been obtained in the U.S. or any other country; (iii) the highly competitive market for oncology products; (iv) the fact that there remains a high degree of risk of adverse developments in the use of IMC-C225 both before and after marketing approval is obtained and (v) that E.R. Squibb may terminate the Commercial Agreement in certain circumstances where there is found to be a significant concern regarding a regulatory or patient safety issue that would seriously impact the long-term viability of the Product, as specified therein; and (b) those risks that relate to the Company as a whole, including (i) that competitive products may prove to be more effective than the Company's products, (ii) that the Company currently has limited manufacturing capacity and will need to enter into arrangements with third party manufacturers, and (iii) that the acceptance of the Company's products in the marketplace is uncertain.

     The foregoing discussion of the information and factors considered by the Board includes all material factors considered by the Board but is not intended to be exhaustive. In view of the variety of factors considered in its evaluation and in its determination to recommend the Offer, the Board did not quantify or otherwise assign any relative or specific weights to the foregoing factors and individual directors may have given differing weights to different factors. Rather, the decision to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer was made after consideration of all the factors taken as a whole. Throughout its deliberations, the Board received the advice of its legal and financial advisors.

     Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, each director or executive officer of the Company that holds Shares of record or beneficially owns Shares currently intends to tender Shares as set forth in the following paragraph, except to the extent such tender would violate applicable securities laws or require disgorgement of any profits arising from such tender under Section 16 of the Exchange Act.

     Samuel D. Waksal, Ph.D., President and Chief Executive Officer and a director of the Company, currently intends to tender 2,400,000 Shares of the 3,812,841 Shares that he holds of record or beneficially owns; Harlan W. Waksal, M.D., Executive Vice President and Chief Operating Officer and a director of the Company, currently intends to tender 3,618,560 of the 3,618,560 Shares that he holds of record or beneficially owns; Robert F. Goldhammer, Chairman of the Board of Directors of the Company, currently intends to tender 1,765,902 of the 1,825,902 Shares that he holds of record or beneficially owns; Richard Barth, a director of the Company, currently intends to tender 25,000 of the 130,000 Shares that he holds of record or beneficially owns; Vincent T. DeVita, Jr., M.D., a director of the Company, currently intends to tender 600 of the 206,684 Shares that he holds of record or beneficially owns; David M. Kies, a director of the Company, currently intends to tender 208,200 of the 400,015 Shares that he holds of record or beneficially owns; Paul B. Kopperl, a director of the Company, currently intends to tender 120,000 of the 191,420 Shares that he holds of record or beneficially owns; Arnold J. Levine, Ph.D., a director of the Company, currently intends to tender 6,200 of the 64,974 Shares that he holds of record or beneficially owns; John Mendelsohn, M.D., a director of the Company, currently intends to tender 420,952 of the 420,952 Shares that he holds of record or beneficially owns; and William R. Miller, a director of the Company, currently intends to tender 20,000 of the 138,094 Shares that he holds of record or beneficially owns.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

     The Board has retained Morgan Stanley to act as financial advisor to the Company in connection with the evaluation of the Offer, the Commercial Agreement and other matters arising in connection therewith. Pursuant to an engagement letter dated January 20, 2000, as amended as of August 1, 2001, between Morgan Stanley and the Company, Morgan Stanley provided financial advisory services in connection with the Offer and the Commercial Agreement, and the Company agreed to pay Morgan Stanley a customary fee at the time of the closing of the transaction. The Company has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement and any related transactions.

     Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes. Morgan Stanley is also continuously engaged in the valuation of businesses and securities in connection with negotiated underwritings and secondary distributions of listed and unlisted securities.

     In the ordinary course of business, Morgan Stanley and its affiliates may from time to time trade in the securities or indebtedness of the Company and/or Parent for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or indebtedness. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for both the Company and Parent and have received fees for the rendering of those services.

     Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which no additional compensation will be paid.

Item 6.  Interest in Securities of the Subject Company.

     Except as described in the following paragraph, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any director, executive officer or affiliate of the Company.

     The following executive officers or directors of the Company purchased or sold Shares in the last 60 days:

     On July 30, 2001, Mr. David M. Kies, a director of the Company, acquired 20,000 Shares through the exercise of 20,000 options to acquire Shares at an exercise price of $3.00 per share. On August 2, 2001, Mr. Kies acquired 30,000 Shares through the exercise of 30,000 options to acquire Shares at an exercise price of $6.625 per Share.

     On August 3, 2001, Arnold J. Levine, Ph.D., a director of the Company, acquired 16,000 Shares through the exercise of 16,000 options to acquire Shares at an exercise price of $5.4375 per Share.

     On August 15, 2001, Samuel D. Waksal, Ph.D., President and Chief Executive Officer and a director of the Company, gifted 3,480 Shares to the Center for Jewish History.

     On September 17, 2001, Mr. Richard Barth, a director of the Company, acquired 2,500 Shares through the exercise of 2,500 options to acquire Shares at an exercise price of $3.00 per Share. On September 17, 2001, Mr. Barth sold the 2,500 Shares that he acquired on September 17, 2001 at $51.05 per Share in an open market transaction in accordance with the terms of a Rule 10b5-1 trading plan entered into in March 2001.

Item 7.  Purposes of the Transaction and Plans or Proposals.

     For the reasons discussed in Item 4 above, by a unanimous vote of those directors present and voting at its September 19, 2001 meeting, the Board has approved of and consented to the Offer and recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Except as disclosed herein, the Company is not now engaged in any negotiations in response to the Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of securities of the Company by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, liquidation or reorganization, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

     Except as disclosed herein, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the previous paragraph.

Item 8.  Additional Information.

     Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law (the "DGCL") purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock, or is an affiliate or associate, of such corporation (an "Interested Stockholder"). Section 203 prevents an Interested Stockholder from engaging in a "business combination" (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time when such stockholder became an Interested Stockholder unless (i) prior to such time the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to such time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the Interested Stockholder. Because the Board has approved the Acquisition Agreement and the Stockholder Agreement and the transactions contemplated thereby, including the Offer, the Company does not believe that any acquisition of Shares pursuant to the Acquisition Agreement or as expressly permitted by the Stockholder Agreement by Purchaser, Parent or any affiliate of Parent would trigger the restrictions of Section 203.

     Appraisal Rights. Stockholders do not have appraisal rights as a result of the Offer.

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Under the provisions of the HSR Act, the purchase of Shares may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Purchaser of a Notification and Report Form with respect to the Offer. This information was furnished to the Antitrust Division and the FTC by Purchaser on September 26, 2001. The Company is also required to file a Notification and Report Form within ten days of Purchaser's filing. The Company filed this form with the Antitrust Division and the FTC on September 28, 2001. The Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Purchaser's substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or consent.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Purchaser's, Parent's or the Company's substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws.

     Although the Company believes that Purchaser's acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be.

     Forward-Looking Statements. This Schedule, including the exhibits referred to herein, contains certain statements by or relating to the Company and the transactions with Parent, Purchaser and E.R. Squibb that are neither reported financial results nor other historical information. These statements are forward-looking statements and include statements of market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, the benefits of new technologies and the anticipated benefits of the Commercial Agreement. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, including, without limitation, risks and uncertainties in obtaining and maintaining regulatory approval, market acceptance of and continuing demand for the Company's products, the impact of competitive products and pricing. Stockholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule. The Company does not undertake any obligation to publicly release any revisions to these froward-looking statements to reflect events or circumstances after the date of this Schedule.

Item 9.  Exhibits.

     The following Exhibits are filed herewith:



    Exhibit                    Description
    -------                    -----------

    (a)(1) Offer to Purchase, dated September 28, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent filed with the SEC on September 28,
                   2001).

    (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser and Parent filed with the SEC on September 28, 2001).

    (a)(3) Form of Notice of Conditional Exercise (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO of Purchaser and Parent filed with the SEC on September 28,
                   2001).

    (a)(4) Instructions for Conditional Exercise (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO of Purchaser and Parent filed with the SEC on September 28,
                   2001).

    (a)(5) Memorandum to Eligible Option Holders (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO of Purchaser and Parent filed with the SEC on September 28,
                   2001).

    (a)(6) Opinion of Morgan Stanley & Co. Incorporated dated September 19, 2001 (included as Annex A to this Schedule).*

    (a)(7)         Letter to Stockholders of the Company, dated September 28,
                   2001.*

    (b)            Not applicable.

    (c)            Not applicable.

    (d)(1) Acquisition Agreement, dated as of September 19, 2001, among the Company, Parent and Purchaser.

    (d)(2) Stockholder Agreement, dated as of September 19, 2001, among Parent, Purchaser and the Company.

    (d)(3) Development, Promotion, Distribution and Supply Agreement, dated as of September 19, 2001, among the Company, Parent and E.R. Squibb.**

    (d)(4)         Letter Agreement, dated September 19, 2001, between Samuel D.
                   Waksal, Ph.D. and Parent.

    (d)(5)         Letter Agreement, dated September 19, 2001, between Harlan W.
                   Waksal, M.D. and Parent.

    (d)(6) Employment Agreement, dated as of September 19, 2001, between the Company and Samuel D. Waksal, Ph.D.

    (d)(7) Employment Agreement, dated as of September 19, 2001, between the Company and Harlan W. Waksal, M.D.

    (d)(8) Employment Agreement, dated as of September 19, 2001, between the Company and Daniel S. Lynch

    (d)(9) Employment Agreement, dated as of September 19, 2001, between the Company and John B. Landes

    (d)(10) Employment Agreement, dated as of September 19, 2001, between the Company and S. Joseph Tarnowski, Ph.D.

    (d)(11) Confidentiality Agreement, dated as of May 19, 2001, between Parent and the Company.

    (e)            Not applicable.

    (f)            Not applicable.

    (g)            Not applicable.

    (h)            Not applicable.

* Included in material sent to stockholders.

** Certain portions of this agreement have been omitted pursuant to an application for confidential treatment filed with the SEC by Parent, Purchaser and the Company pursuant to Rule 24b-2 under the Exchange Act.

                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2001


                                      IMCLONE SYSTEMS INCORPORATED


                                      By:    /s/ John B. Landes
                                           -------------------------------------
                                           Name:    John B. Landes
                                           Title:   Senior Vice President, Legal
                                                    & General Counsel

                                                                        Annex A


                           [Morgan Stanley Letterhead]

                                                            September 19, 2001

Board of Directors
ImClone Systems Incorporated
180 Varick Street
New York, New York 10014

Members of the Board:

We understand that ImClone Systems Incorporated ("ImClone"), Bristol-Myers Squibb Company ("Bristol"), and Acquisition Sub, a wholly-owned subsidiary of Bristol, propose to enter into a Development, Promotion, Distribution and Supply Agreement (the "Commercial Agreement"), an Acquisition Agreement (the "Acquisition Agreement") and a Stockholder Agreement (collectively with the Commercial Agreement and the Acquisition Agreement, the "Agreements"), each substantially in the form of the drafts of such agreements dated as of September 19, 2001 provided to Morgan Stanley.

The Acquisition Agreement provides, among other things, for the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for 14,392,003 of the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of ImClone for $70.00 per share net to the seller in cash (the "Consideration"). We also note that the Agreements provide, among other things, for, (i) the payment by Bristol to ImClone of milestones in the aggregate amount of $1,000,000,000, $200,000,000 of which is payable at signing and the remainder of which is based upon the achievement of certain regulatory objectives by ImClone, (ii) the granting to Bristol by ImClone of (a) a co-exclusive right to develop and promote and an exclusive right to distribute ImClone's biologic pharmaceutical product known as IMC-C225 ("IMC-C225") in North America in return for specified royalties, and (b) a co-exclusive right to develop, promote and distribute IMC-C225 in Japan in return for profit participation rights, (iii) the payment by Bristol of certain expenses related to the further development and commercialization of IMC-C225, and (iv) the addition of two Bristol representatives to the ImClone Board and the establishment of certain governance arrangements with respect to ImClone for the benefit of Bristol. For purposes of this letter, all transactions described above shall be defined collectively as the "Transactions." The terms and conditions of the Transactions are more fully set forth in the Agreements.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Acquisition Agreement is fair to such holders from a financial point of view.

For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of ImClone and Bristol;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning ImClone prepared by the management of ImClone;

     (iii) reviewed the past and current operations and financial condition and the prospects of ImClone with senior executives of ImClone;

     (iv) reviewed certain financial projections with respect to IMC-C225 and related matters prepared by the managements of ImClone and Bristol, respectively;

     (v) reviewed certain financial projections with respect to the entire business of ImClone, including but not limited to IMC-C225, prepared by the management of ImClone;

     (vi) reviewed the pro-forma impact of the Transactions on ImClone's projected revenues, costs, income and earnings per share;

     (vii) reviewed information relating to certain strategic, financial and operational benefits anticipated from the Transactions, prepared by the managements of ImClone and Bristol, respectively;

     (viii)reviewed the reported prices and trading activity for the Common
           Stock;

     (ix) compared the financial performance of ImClone and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (x) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition, partial acquisition and product licensing transactions;

     (xi) participated in discussions and negotiations among representatives of ImClone, its legal advisors, Bristol and its financial and legal advisors;

     (xii) reviewed drafts provided to us of the Agreements and other related documentation; and

     (xiii)performed such other analyses as we have deemed appropriate and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Transactions, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of ImClone and of IMC-C225. In addition, we have assumed that the Transactions will be consummated in accordance with the terms set forth in the Agreements. We have further assumed that in connection with the Transactions, ImClone and Bristol will receive all regulatory approvals necessary for completion of the Tender Offer, without any restrictions that would have an adverse effect on the consummation of or benefits expected from the Transactions. We have not made any independent valuation or appraisal of the assets or liabilities of ImClone, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a strategic transaction with ImClone.

We have acted as financial advisor to the Board of Directors of ImClone in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for ImClone and Bristol and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of ImClone only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing made by ImClone in respect of the Transactions with the Securities and Exchange Commission and distributed to stockholders of ImClone. In addition, Morgan Stanley expresses no opinion or recommendation as to whether shareholders of ImClone should tender their shares of Common Stock into the Tender Offer.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Common Stock pursuant to the Acquisition Agreement is fair to such holders from a financial point of view.


                                Very truly yours,


                                       MORGAN STANLEY & CO. INCORPORATED

                                       By:  /s/ Peter N. Crnkovich
                                            ----------------------------
                                            Peter N. Crnkovich
                                            Managing Director